UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Scott A. Renschler S.S.#: ###-##-####
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with:	7 Sole Voting Power 204,206
8 Shared Voting Power 7,135,738
9 Sole Dispositive Power 204,206
10 Shared Dispositive Power 7,135,738

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,339,944
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10750 Columbia Pike

Silver Spring, MD 20901

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Scott A. Renschler

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

Doctor of Psychology; Self Employed

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person utilized no funds in the acquisition of the securities of the Issuer triggering the filing of this 13D.

Item 4.	Purpose of Transaction

On February 11, 2008, the Reporting Person was elected to the Board of Directors of Choice Hotels International, Inc. Authority to share voting on 7,135,738 shares representing all of the shares owned by Realty Investment Company, Inc. (“Realty”) was acquired by Mr. Renschler through his position as a Director of Realty. Mr. Renschler believes that he did not share voting control over the shares held by Realty prior to February 11, 2008, but that as a result of his having taken on greater responsibilities in the governance of Realty, he now shares voting control with the other directors of Realty. The Reporting Person holds the shares for investment purposes. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

7,339,944 shares, including 81,845 held directly by the Scott Renschler Declaration of Trust (“Scott Trust”), of which Mr. Renschler is the sole trustee and beneficiary; 7,135,738 shares held directly by Realty Investment Company, a real estate management and investment company in which the Scott Trust is a stockholder and Mr. Renschler is on the Board of Directors and has shared voting authority; and 120,849 shares owned by the BBB Trust J, a trust for the benefit of Mr. Renschler’s cousins for which he serves as Trustee.

Also includes 1,512 shares of restricted stock granted by the issuer to Mr. Renschler which shares are not vested but Mr. Renschler has the right to vote.

CUSIP No. 169905-10-6	13D	Page 4 of 4

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	204,206

(ii) Shared Voting Power	7,338,432

(iii) Sole Dispositive Power	204,206

(iv) Shared Dispositive Power	7,338,432

(c)	A schedule of transactions effected in the last sixty days is as follows:

Gifts to trusts for the benefit of Mr. Renschler’s minor children 1,360 shares 12/24/2007

Restricted shares granted by Issuer 1,512 shares 2/11/08

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 27, 2007, Realty amended its Revolving Credit Loan Agreement (“Loan Agreement”) with Wachovia Bank, National Association (“Wachovia”) for up to $5,000,000. In connection therewith, Realty has pledged to continue to deliver as security such number of Shares whose value shall equal 50% of the value of the loan amount outstanding at any time. 268,890 of Realty’s total 7,135,738 shares available have been delivered. The Loan Agreement contains default and similar provisions that are standard for such agreements. Wachovia may not exercise voting or dispositive power over the pledged shares prior to an event of default under the Loan Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	–	Stock Pledge Agreement dated June 29, 2006
Exhibit 2	–	First Loan Modification Agreement dated July 27, 2007

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

/s/ Scott A. Renschler
Scott A. Renschler